November 8, 2024

Szu Hao Huang
Chief Executive Officer
Cordyceps Sunshine Biotech Holdings Co., Ltd.
6th Fl., No. 15, Lane 548, Ruiguang Road
Neihu District
Taipei City, Taiwan

       Re: Cordyceps Sunshine Biotech Holdings Co., Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 333-269315
Dear Szu Hao Huang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences